Exhibit 99.1

GFL Environmental Reports Second Quarter 2024 Results and Raises Full Year 2024 Guidance for the Second Time

•	Revenue of $2,060.0 million, ahead of guidance

•	Solid Waste price of 6.5% excluding the impact of divestitures, increase of 6.1% including the impact of divestitures

•	Adjusted EBITDA[1] of $591.1 million, increase of 13.9% excluding the impact of divestitures; 9.3% including the impact of divestitures; Adjusted Net Income[1] of $108.7 million; Net loss of $472.3 million

•	Adjusted EBITDA margin[1] of 28.7%, increase of 90 basis points; Solid Waste Adjusted EBITDA margin[1] of 32.5%, increase of 90 basis points

•	Adjusted Cash Flows from Operating Activities[1] of $394.8 million; cash flows from operating activities of $364.6 million; Adjusted Free Cash Flow[1] of $185.7 million

•	Year-to-date completed acquisitions generating approximately $100.0 million in annualized revenue

•	Raised full year 2024 guidance to Adjusted EBITDA[2] of approximately $2,240.0 million to $2,250.0 million and Adjusted EBITDA margin[2] of 28.4%, up 170 basis points compared to the prior year

VAUGHAN, ON, July 31, 2024 — GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL”, “we” or “our”) today announced its results for the second quarter of 2024.

“Our exceptional start to this year can be attributed to the commitment of our over 20,000 employees who deliver consistent high-quality results and strive to make our business better every day,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “Our focus on strong execution generated better than anticipated financial metrics across the board, including volumes which saw a sequential improvement of 130 basis points. Price-led organic growth, together with our operating efficiencies and the positive margin impact of shedding low margin work, resulted in Adjusted EBITDA margin1 expansion of 90 basis points compared to the prior year period.” Mr. Dovigi added, “As part of our deliberate volume strategies, we also accelerated our exit from a portfolio of residential collection contracts in Michigan that no longer met our return thresholds, in a sale that was completed at the end of Q2.”

Mr. Dovigi continued, “The success of our first half results sets us up to increase our 2024 full year guidance for the second consecutive quarter. In particular, we are increasing our guidance for Adjusted EBITDA1 to between $2.24 billion and $2.25 billion and Adjusted EBITDA margin1 to 28.4%, a 70 basis point increase over our original guidance and a 170 basis point increase over last year. The highly predictable and recurring nature of our business model also gives us confidence to reaffirm our year end Net Leverage2 target of between 3.65x to 3.85x.”

Mr. Dovigi concluded, “Considering our organic growth opportunities over the next two years, including RNG and EPR, we do not believe that taking GFL private at this time is in the best long-term interest of our shareholders. At its current disconnected market valuation, we are a buyer of GFL, not a seller. However, our management team is always exploring ways to create long-term value for our shareholders and has a track record of selling assets at valuations that are more in line with our current value expectations. We believe that a sale of certain of our high-quality assets, such as our Environmental Services business, could attract a mid-teen multiple and that the proceeds from such a transaction could be used to accelerate the deleveraging of our balance sheet and provide an opportunity to buy back a portion of our stock at an attractive valuation. We have received current preliminary expressions of interest in a transaction that supports our valuation perspective and are actively engaged in implementing preparatory steps required to potentially complete such a transaction. To ensure we are maximizing value for all our shareholders, we also believe that the undertaking of a full auction process will be required, although there can be no assurance that a transaction will be completed.”

Second Quarter Results

•	Revenue of $2,060.0 million in the second quarter of 2024, increase of 11.1% excluding the impact of divestitures (6.0% including the impact of divestitures), compared to the second quarter of 2023.

◦	Solid Waste revenue of $1,581.6 million, including 6.5% from core pricing partially offset by volume decreases of 1.7%.[3]

◦	Environmental Services revenue of $478.4 million, compared to $442.9 million in the prior year period.

•	Adjusted EBITDA[1] increased by 13.9% excluding the impact of divestitures (9.3% including the impact of divestitures) to $591.1 million in the second quarter of 2024, compared to $540.7 million in the second quarter of 2023. Adjusted EBITDA margin[1] was 28.7% in the second quarter of 2024, compared to 27.8% in the second quarter of 2023. Solid Waste Adjusted EBITDA margin[1] was 32.5% in the second quarter of 2024, compared to 31.6% in the second quarter of 2023. Environmental Services Adjusted EBITDA margin[1] was 29.6% in the second quarter of 2024, compared to 29.6% in the second quarter of 2023.

•	Net loss was $472.3 million in the second quarter of 2024, compared to net income of $293.8 million in the second quarter of 2023. Net loss includes a non-cash loss resulting from the divestiture of certain U.S. assets completed in the current quarter.

•	Adjusted Free Cash Flow[1] was $185.7 million in the second quarter of 2024, compared to $8.5 million in the second quarter of 2023. The increase of $177.2 million was predominantly due to an increase in cash flows from operating activities from improved working capital and a reduction in cash interest paid, as well as timing of capex payments.

Year to Date Results

•	Revenue of $3,861.4 million for the six months ended June 30, 2024, increase of 8.9% excluding the impact of divestitures (3.2% including the impact of divestitures), compared to the six months ended June 30, 2023.

◦	Solid Waste revenue of $3,013.4 million, including 7.1% from core pricing, partially offset by volume decreases of 2.3%.[3]

◦	Environmental Services revenue of $848.0 million, compared to $818.8 million in the prior year period which included approximately $40.0 million of revenue associated with an unseasonably high level of industrial collection, processing and emergency response activity. Excluding the impact of this outsized prior year activity, revenue increased by 8.9%.

•	Adjusted EBITDA[1] increased by 12.2% excluding the impact of divestitures (6.7% including the impact of divestitures) to $1,046.8 million for the six months ended June 30, 2024, compared to the six months ended June 30, 2023. Adjusted EBITDA margin[1] was 27.1% for the six months ended June 30, 2024, compared to 26.2% for the six months ended June 30, 2023. Solid Waste Adjusted EBITDA margin[1] was 31.7% for the six months ended June 30, 2024, compared to 30.4% for the six months ended June 30, 2023. Environmental Services Adjusted EBITDA margin[1] was 26.3% for the six months ended June 30, 2024, compared to 26.1% for the six months ended June 30, 2023.

•	Net loss was $648.8 million for the six months ended June 30, 2024, compared to net income of $76.0 million for the six months ended June 30, 2023. Net loss includes a non-cash loss resulting from the divestiture of certain U.S. assets completed in the current period.

•	Adjusted Free Cash Flow[1] was $234.8 million for the six months ended June 30, 2024, compared to $(46.3) million for the six months ended June 30, 2023. The increase of $281.1 million was predominantly due to an increase in cash flows from operating activities from improved working capital and a reduction in cash interest paid, as well as timing of capex payments.

Updated Full Year 2024 Guidance

GFL also provided its updated guidance for 2024 assuming a CAD/US exchange rate of 1.38 for the remainder of the year (compared to 1.35 provided in our original guidance on February 20, 2024).

•	Revenue is estimated to be between $7,900.0 million and $7,925.0 million, up compared to original guidance considering the impact of the recent divestiture.

•	Adjusted EBITDA[2] is estimated to be between $2,240.0 million and $2,250.0 million, up approximately $30 million at the midpoint compared to original guidance.

◦	Full year Adjusted EBITDA margin[2] is expected to be approximately 28.4%, an increase of 70 basis points compared to original guidance and up 170 basis points compared to the prior year.

•	Adjusted Free Cash Flow[2] is estimated to be approximately $810.0 million, up compared to original guidance.

•	Reaffirming Net Levearge[2] at year-end is estimated to be between 3.65x and 3.85x.

The 2024 guidance excludes any impact from acquisitions not yet completed. Implicit in forward-looking information in respect of our expectations for 2024 are certain current assumptions, including, among others, no changes to the current economic environment, including fuel and commodities. The updated 2024 guidance assumes GFL will continue to execute on our strategy of organically growing our business, leveraging our scalable network to attract and retain customers across multiple service lines, realizing operational efficiencies and extracting procurement and cost synergies. See “Forward-Looking Information”.

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	Information contained in the section titled “Updated Full Year 2024 Guidance” includes non-IFRS measures and ratios, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow and Net Leverage. Due to the uncertainty of the likelihood, amount and timing of effects of events or circumstances to be excluded from these measures, GFL does not have information available to provide a quantitative reconciliation of such projections to comparable IFRS measures. See “Non-IFRS Measures” below. See Second Quarter Results for the equivalent historical non-IFRS measure.

(3)	Reflects pro forma adjustments to remove the contribution of three non-core U.S Solid Waste businesses that were divested in Fiscal 2023. Refer to Supplemental Data for details.

Q2 2024 Earnings

GFL will host a conference call related to our second quarter earnings and 2024 guidance update on August 1, 2024 at 8:30 am Eastern Time. A live audio webcast of the conference call can be accessed by logging onto our Investors page at investors.gflenv.com or by clicking here. Listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 776136) approximately 15 minutes prior to the scheduled start time.

We encourage participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=42e63b40&confId=67155. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call. Participants may pre-register at any time, including up to and after the call start time. For those unable to listen live, an audio replay of the call will be available until August 15, 2024 by dialing 1-226-828-7578 in Canada or 1-866-813-9403 in the United States (access code: 217921).

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

For more information, visit the GFL web site at gflenv.com. To subscribe for investor email alerts please visit investors.gflenv.com or click here.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities, the markets in which we operate, potential asset sales, potential deleveraging transactions, potential share repurchases or potential strategic transactions are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein in the section titled “Guidance Update”; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; our ability to find purchasers for and complete any divestiture of assets on terms acceptable to us; our ability to use the proceeds of any such asset divestiture for deleveraging or potential share repurchases; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2023 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. The purpose of disclosing our financial outlook set out in this release is to provide investors with more information concerning the financial impact of our business initiatives and growth strategies.

Non-IFRS Measures

This release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA represents, for the applicable period, net income (loss) plus (a) interest and other finance costs, plus (b) depreciation and amortization of property and equipment, landfill assets and intangible assets, plus (less) (c) the provision (recovery) for income taxes, in each case to the extent deducted or added to/from net income (loss). We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including, our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable from EBITDA, certain expenses, costs, charges or benefits incurred in such period which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) (gain) loss on foreign exchange, (b) (gain) loss on sale of property and equipment, (c) mark-to-market (gain) loss on Purchase Contracts, (d) share of net (income) loss of investments accounted for using the equity method for associates, (e) share-based payments, (f) (gain) loss on divestiture, (g) transaction costs, (h) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (i) Founder/CEO remuneration and (j) other. For the three and six months ended June 30, 2024, Founder/CEO remuneration has been added back to EBITDA. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business. As we continue to grow our business, we may be faced with new events or circumstances that are not indicative of our underlying business performance or that impact the ability to assess our operating performance.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Management and other users of our financial statements including our lenders and investors use Adjusted EBITDA margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Acquisition EBITDA represents, for the applicable period, management's estimates of the annual Adjusted EBITDA of an acquired business, based on its most recently available historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition (collectively, “Acquisition EBITDA Adjustments”). Further adjustments are made to such annual Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. Acquisition EBITDA is calculated net of divestitures. We use Acquisition EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Acquisition EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

Adjusted Cash Flows from Operating Activities represents cash flows from operating activities adjusted for (a) transaction costs, (b) acquisition, rebranding and other integration costs, (c) Founder/CEO remuneration, (d) cash interest paid on TEUs and (e) distribution received from joint ventures. Adjusted Cash Flows from Operating Activities is a supplemental measure used by investors as a valuation and liquidity measure in our industry. For the three and six months ended June 30, 2024, Founder/CEO remuneration and distributions received from joint ventures have been added back to Adjusted Cash Flows from Operating Activities. These amounts were not paid or received, as applicable, in prior periods. Adjusted Cash Flows from Operating Activities is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL.

Adjusted Free Cash Flow represents Adjusted Cash Flows from Operating Activities adjusted for (a) proceeds on disposal of assets and other, (b) purchase of property and equipment and (c) incremental growth investments. Adjusted Free Cash Flow is a supplemental measure used by investors as a valuation and liquidity measure in our industry. Adjusted Free Cash Flow is a supplemental measure used by management to evaluate and monitor liquidity and the ongoing financial performance of GFL. For the three and six months ended June 30, 2024, we excluded investment in joint ventures and associates from the calculation of Adjusted Free Cash Flow.

Adjusted Net Income (Loss) represents net income (loss) adjusted for (a) amortization of intangible assets, (b) ARO discount rate depreciation adjustment, (c) incremental depreciation of property and equipment due to recapitalization, (d) amortization of deferred financing costs, (e) (gain) loss on foreign exchange, (f) mark-to-market (gain) loss on Purchase Contracts, (g) share of net (income) loss of investments accounted for using the equity method, (h) loss on termination of hedged instruments (i) (gain) loss on divestiture, (j) transaction costs, (k) acquisition, rebranding and other integration costs, (l) Founder/CEO remuneration, (m) TEU amortization expense, (n) other and (o) the tax impact of the forgoing. For the three and six months ended June 30, 2024, we added back the ARO discount rate depreciation adjustment, the loss on termination of hedged instruments, Founder/CEO remuneration, and our share of net loss of investments accounted for using the equity method. Adjusted income (loss) per share is defined as Adjusted Net Income (Loss) divided by the weighted average shares in the period. For the three and six months ended June 30, 2024, Founder/CEO remuneration has been added back to net income (loss). We believe that Adjusted income (loss) per share provides a meaningful comparison of current results to prior periods' results by excluding items that GFL does not believe reflect its fundamental business performance.

Net Leverage is a supplemental measure used by management to evaluate borrowing capacity and capital allocation strategies. Net Leverage is equal to our total long-term debt, as adjusted for fair value, deferred financings and other adjustments and reduced by our cash, divided by Run-Rate EBITDA.

Run-Rate EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of (a) Acquisition EBITDA Adjustments (as defined above) and (b) the impact of annualization of certain new municipal and disposal contracts and cost savings initiatives, entered into, commenced or implemented, as applicable, in such period, as if such contracts or costs savings initiatives had been entered into, commenced or implemented, as applicable, on the first day of such period ((a) and (b), collectively, “Run-Rate EBITDA Adjustments”). Run-Rate EBITDA has not been adjusted to take into account the impact of the cancellation of contracts and cost increases associated with these contracts. These adjustments reflect monthly allocations of Acquisition EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate EBITDA to show how GFL would have performed if each of the acquired businesses had been consummated at the start of the period as well as to show the impact of the annualization of certain new municipal and disposal contracts and cost savings initiatives. We also believe that Run-Rate EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate EBITDA as presented herein is calculated in accordance with the terms of our revolving credit agreement.

All references to “$” in this press release are to Canadian dollars, unless otherwise noted.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

(In millions of dollars except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue	$2,060.0	$1,943.6	$3,861.4	$3,742.7
Expenses
Cost of sales	1,661.2	1,590.6	3,165.4	3,145.2
Selling, general and administrative expenses	253.9	234.2	529.3	448.7
Interest and other finance costs	186.9	164.8	339.9	329.5
Loss (gain) on sale of property and equipment	0.2	(6.5)	(1.9)	(6.4)
Loss (gain) on foreign exchange	5.4	(56.8)	80.3	(51.5)
Mark-to-market loss on Purchase Contracts	—	—	—	104.3
Loss (gain) on divestiture	494.1	(575.0)	494.1	(580.5)
Other	3.6	(2.3)	(0.9)	(2.3)
	2,605.3	1,349.0	4,606.2	3,387.0
Share of net income (loss) of investments accounted for using the equity method	15.7	(61.9)	(14.9)	(82.9)
(Loss) income before income taxes	(529.6)	532.7	(759.7)	272.8
Current income tax expense	24.0	342.2	63.2	349.4
Deferred tax recovery	(81.3)	(103.3)	(174.1)	(152.6)
Income tax (recovery) expense	(57.3)	238.9	(110.9)	196.8
Net (loss) income	(472.3)	293.8	(648.8)	76.0
Less: Net (loss) income attributable to non-controlling interests	(1.1)	(1.1)	(4.8)	0.5
Net (loss) income attributable to GFL Environmental Inc.	(471.2)	294.9	$(644.0)	$75.5

Items that may be subsequently reclassified to net loss
Currency translation adjustment	60.6	(156.3)	201.3	(161.8)
Fair value movements on cash flow hedges, net of tax	0.6	7.5	(14.7)	14.9
Share of other comprehensive loss of investments accounted for using the equity method	(1.2)	(0.4)	(1.2)	(0.4)
Reclassification to net (loss) income of foreign currency differences on divestitures	(26.5)	22.5	(26.5)	22.5
Other comprehensive income (loss)	33.5	(126.7)	158.9	(124.8)
Total comprehensive (loss) income	(438.8)	167.1	(489.9)	(48.8)
Less: Total comprehensive income attributable to non-controlling interests	0.9	(1.3)	2.7	0.2
Total comprehensive loss attributable to GFL Environmental Inc.	$(439.7)	$168.4	$(492.6)	$(49.0)

Basic (loss) income per share(1)	$(1.31)	$0.74	$(1.84)	$0.08
Diluted (loss) income per share(1)	$(1.31)	$0.72	$(1.84)	$0.08
Weighted average number of shares outstanding	376,598,800	369,225,007	374,792,781	369,200,725
Diluted weighted average number of shares outstanding	376,598,800	401,218,417	374,792,781	372,779,310

(1)	Basic and diluted loss per share is calculated on net (loss) income attributable to GFL Environmental Inc. adjusted for amounts attributable to preferred shareholders. Refer to Note 9 in our Unaudited Interim Financial Statements.

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of dollars)

	June 30, 2024	December 31, 2023
Assets
Cash	$134.2	$135.7
Trade and other receivables, net	1,186.0	1,080.0
Income taxes recoverable	—	47.7
Prepaid expenses and other assets	289.4	221.6
Current assets	1,609.6	1,485.0

Property and equipment, net	7,330.2	6,980.7
Intangible assets, net	2,944.5	3,056.3
Investments accounted for using the equity method	312.9	319.0
Other long-term assets	114.0	82.9
Deferred income tax assets	173.6	64.8
Goodwill	7,790.6	7,890.5
Non-current assets	18,665.8	18,394.2
Total assets	$20,275.4	$19,879.2

Liabilities
Accounts payable and accrued liabilities	1,666.9	1,679.1
Income taxes payable	6.2	—
Long-term debt	10.0	9.7
Lease obligations	61.9	59.6
Due to related party	5.8	5.8
Landfill closure and post-closure obligations	59.4	56.2
Current liabilities	1,810.2	1,810.4

Long-term debt	9,659.3	8,827.2
Lease obligations	396.6	383.4
Other long-term liabilities	39.8	39.1
Due to related party	—	2.9
Deferred income tax liabilities	485.5	534.0
Landfill closure and post-closure obligations	928.6	896.0
Non-current liabilities	11,509.8	10,682.6
Total liabilities	13,320.0	12,493.0

Shareholders’ equity
Share capital	9,901.3	9,835.1
Contributed surplus	155.9	149.5
Deficit	(3,480.1)	(2,822.6)
Accumulated other comprehensive income	166.5	15.1
Total GFL Environmental Inc.’s shareholders’ equity	6,743.6	7,177.1
Non-controlling interests	211.8	209.1
Total shareholders’ equity	6,955.4	7,386.2
Total liabilities and shareholders’ equity	$20,275.4	$19,879.2

GFL Environmental Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of dollars)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating activities
Net (loss) income	$(472.3)	$293.8	$(648.8)	$76.0
Adjustments for non-cash items
Depreciation of property and equipment	287.3	237.8	542.3	477.6
Amortization of intangible assets	110.6	134.0	219.3	272.8
Share of net (income) loss of investments accounted for using the equity method	(15.7)	61.9	14.9	82.9
Loss (gain) on divestiture	494.1	(575.0)	494.1	(580.5)
Other	3.6	(2.3)	(0.9)	(2.3)
Interest and other finance costs	186.9	164.8	339.9	329.5
Share-based payments	15.6	15.2	72.6	30.2
Loss (gain) on unrealized foreign exchange on long-term debt and TEUs	5.3	(56.8)	80.1	(50.7)
Loss (gain) on sale of property and equipment	0.2	(6.5)	(1.9)	(6.4)
Mark-to-market loss on Purchase Contracts	—	—	—	104.3
Current income tax expense	24.0	342.2	63.2	349.4
Deferred tax recovery	(81.3)	(103.3)	(174.1)	(152.6)
Interest paid in cash on Amortizing Notes component of TEUs	—	—	—	(0.2)
Interest paid in cash, excluding interest paid on Amortizing Notes	(107.0)	(115.7)	(228.9)	(276.7)
Income taxes paid in cash, net	(4.6)	(8.9)	(6.5)	(10.9)
Changes in non-cash working capital items	(76.7)	(116.7)	(129.9)	(182.5)
Landfill closure and post-closure expenditures	(5.4)	(3.8)	(7.6)	(6.7)
	364.6	260.7	627.8	453.2
Investing activities
Purchase of property and equipment	(298.4)	(276.6)	(594.7)	(547.3)
Proceeds from disposal of assets and other	0.3	7.2	8.0	20.4
Proceeds from divestitures	69.5	1,645.9	69.5	1,645.9
Business acquisitions and investments, net of cash acquired	(439.8)	(58.2)	(551.4)	(282.4)
Dividend received from joint ventures	2.0	—	8.3	—
	(666.4)	1,318.3	(1,060.3)	836.6
Financing activities
Repayment of lease obligations	(24.6)	(20.8)	(62.3)	(38.6)
Issuance of long-term debt	1,481.9	1,085.3	2,060.7	1,963.1
Repayment of long-term debt	(1,047.6)	(2,630.6)	(1,510.8)	(3,184.9)
Proceeds from termination of hedged arrangements	—	—	—	17.3
Payment for termination of hedged arrangements	(6.4)	—	(6.4)	—
Payment of contingent purchase consideration and holdbacks	(18.3)	(1.5)	(19.5)	(4.0)
Repayment of Amortizing Notes	—	—	—	(15.7)
Dividends issued and paid	(7.1)	(6.5)	(13.5)	(12.1)
Payment of financing costs	(6.3)	(0.9)	(8.7)	(15.0)
Repayment of loan to related party	—	—	(2.9)	(6.4)
Contribution from non-controlling interest	—	—	—	8.1
	371.6	(1,575.0)	436.6	(1,288.2)

Increase in cash	69.8	4.0	4.1	1.6
Changes due to foreign exchange revaluation of cash	(5.6)	5.2	(5.6)	(1.5)
Cash, beginning of period	70.0	73.0	135.7	82.1
Cash, end of period	$134.2	$82.2	$134.2	$82.2

SUPPLEMENTAL DATA

You should read the following information in conjunction with our audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2023, as well as our unaudited Interim Financial Statements and notes thereto for the three and six months ended June 30, 2024.

Revenue Growth

The following tables summarize the revenue growth in our segments for the period indicated:

	Three months ended June 30, 2024
	Pro forma excluding divestitures(1)
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Revenue Growth	Impact from divestitures	Total Revenue Growth
Solid Waste
Canada	0.7%	8.3%	—%	9.0%	—%	9.0%
USA	8.0	3.6	1.9	13.5	(9.7)	3.8
Solid Waste	5.6	5.2	1.3	12.1	(6.7)	5.4
Environmental Services	6.9	0.5	0.6	8.0	—	8.0
Total	5.9%	4.0%	1.2%	11.1%	(5.1)%	6.0%

(1)	Reflects pro forma adjustments to remove the contribution of three non-core U.S Solid Waste businesses that were divested in Fiscal 2023.

	Six months ended June 30, 2024
	Pro forma excluding divestitures(1)
	Contribution from Acquisitions	Organic Growth	Foreign Exchange	Revenue Growth	Impact from divestitures	Total Revenue Growth
Solid Waste
Canada	0.7%	7.7%	—%	8.4%	—%	8.4%
USA	7.1	3.5	0.9	11.5	(10.7)	0.8
Solid Waste	5.1	4.8	0.6	10.5	(7.4)	3.1
Environmental Services	7.7	(4.4)	0.3	3.6	—	3.6
Total	5.7%	2.7%	0.5%	8.9%	(5.7)%	3.2%

(1)	Reflects pro forma adjustments to remove the contribution of three non-core U.S Solid Waste businesses that were divested in Fiscal 2023.

Detail of Solid Waste Organic Growth

The following table summarizes the components of our Solid Waste organic growth for the periods indicated:

	Pro forma excluding divestitures(1)
	Three months ended June 30, 2024	Six months ended June 30, 2024	Three months ended June 30, 2024	Six months ended June 30, 2024
Price	6.5%	7.1%	6.1%	6.6%
Surcharges	(0.5)	(0.7)	(0.5)	(0.7)
Volume	(1.7)	(2.3)	(1.7)	(2.2)
Commodity price	0.9	0.8	0.9	0.8
Total Solid Waste organic growth	5.2%	4.8%	4.8%	4.5%

(1)	Reflects pro forma adjustments to remove the contribution of three non-core U.S Solid Waste businesses that were divested in Fiscal 2023.

Operating Segment Results

The following tables summarize our operating segment results for the periods indicated:

	Three months ended June 30, 2024			Three months ended June 30, 2023
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue(3)	Adjusted EBITDA(1)(4)	Adjusted EBITDA Margin(2)
Solid Waste
Canada	$495.8	$149.8	30.2%	$454.9	$133.2	29.3%
USA	1,085.8	364.4	33.6	1,045.8	340.8	32.6
Solid Waste	1,581.6	514.2	32.5	1,500.7	474.0	31.6
Environmental Services	478.4	141.7	29.6	442.9	130.9	29.6
Corporate	—	(64.8)	—	—	(64.2)	—
Total	$2,060.0	$591.1	28.7%	$1,943.6	$540.7	27.8%

	Six months ended June 30, 2024			Six months ended June 30, 2023
($ millions)	Revenue	Adjusted EBITDA(1)	Adjusted EBITDA Margin(2)	Revenue(5)	Adjusted EBITDA(1)(6)	Adjusted EBITDA Margin(2)
Solid Waste
Canada	$929.4	$263.4	28.3%	$857.5	$234.0	27.3%
USA	2,084.0	691.5	33.2	2,066.4	654.9	31.7
Solid Waste	3,013.4	954.9	31.7	2,923.9	888.9	30.4
Environmental Services	848.0	223.0	26.3	818.8	213.7	26.1
Corporate	—	(131.1)	—	—	(121.4)	—
Total	$3,861.4	$1,046.8	27.1%	$3,742.7	$981.2	26.2%

(1)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(2)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)	Includes reclassification of $55.6 million into Environmental Services comprised of $10.9 million from Solid Waste Canada and $44.7 million from Solid Waste USA.

(4)	Includes reclassification of $17.9 million into Environmental Services comprised of $2.6 million from Solid Waste Canada and $15.3 million from Solid Waste USA.

(5)	Includes reclassification of $114.6 million into Environmental Services comprised of $20.8 million from Solid Waste Canada and $93.8 million from Solid Waste USA.

(6)	Includes reclassification of $40.0 million into Environmental Services comprised of $3.3 million from Solid Waste Canada and $36.7 million from Solid Waste USA.

Net Leverage

The following table presents the calculation of Net Leverage as at the dates indicated:

($ millions)	June 30, 2024		December 31, 2023
Total long-term debt, net of derivative asset(1)	$9,636.9		$8,816.9
Deferred finance costs and other adjustments	(66.9)		(17.7)
Total long-term debt excluding deferred finance costs and other adjustments	$9,703.8		$8,834.6
Less: cash	(134.2)		(135.7)
	9,569.6		8,698.9

Trailing twelve months Adjusted EBITDA(2)	2,069.3		2,003.7
Run-Rate EBITDA Adjustments(3)	161.5		98.3
Run-Rate EBITDA(3)	$2,230.8		$2,102.0

Net Leverage(2)	4.29	x	4.14	x

(1)	Total long-term debt includes derivative asset reclassified for financial statement presentation purposes to other long-term assets, refer to Note 7 in our unaudited Interim Financial Statements.

(2)	A non-IFRS measure; see accompanying Non-IFRS Reconciliation Schedule; see “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures.

(3)	See “Non-IFRS Measures” for an explanation of the composition of non-IFRS measures and ratios.

Shares Outstanding

The following table presents the total shares outstanding as at the date indicated:

June 30, 2024
Subordinate voting shares	364,726,221
Multiple voting shares	11,812,964
Basic shares outstanding	376,539,185
Effect of dilutive instruments	8,583,676
Series A Preferred Shares (as converted)	27,013,736
Series B Preferred Shares (as converted)	7,951,890
Diluted shares outstanding	420,088,487

NON-IFRS RECONCILIATION SCHEDULE

Adjusted EBITDA

The following tables provide a reconciliation of our net (loss) income to EBITDA and Adjusted EBITDA for the periods indicated:

($ millions)	Three months ended June 30, 2024	Three months ended June 30, 2023
Net (loss) income	$(472.3)	$293.8
Add:
Interest and other finance costs	186.9	164.8
Depreciation of property and equipment	287.3	237.8
Amortization of intangible assets	110.6	134.0
Income tax (recovery) expense	(57.3)	238.9
EBITDA	55.2	1,069.3
Add:
Loss (gain) on foreign exchange(1)	5.4	(56.8)
Loss (gain) on sale of property and equipment	0.2	(6.5)
Share of net (income) loss of investments accounted for using the equity method(3)	(11.2)	61.9
Share-based payments(4)	15.6	15.2
Loss (gain) on divestiture(5)	494.1	(575.0)
Transaction costs(6)	16.2	29.6
Acquisition, rebranding and other integration costs(7)	1.8	5.3
Founder/CEO remuneration(8)	10.2	—
Other	3.6	(2.3)
Adjusted EBITDA	$591.1	$540.7

($ millions)	Six months ended June 30, 2024	Six months ended June 30, 2023
Net (loss) income	$(648.8)	$76.0
Add:
Interest and other finance costs	339.9	329.5
Depreciation of property and equipment	542.3	477.6
Amortization of intangible assets	219.3	272.8
Income tax (recovery) expense	(110.9)	196.8
EBITDA	341.8	1,352.7
Add:
Loss (gain) on foreign exchange(1)	80.3	(51.5)
Gain on sale of property and equipment	(1.9)	(6.4)
Mark-to-market loss on Purchase Contracts(2)	—	104.3
Share of net loss of investments accounted for using the equity method(3)	26.0	82.9
Share-based payments(4)	72.6	30.2
Loss (gain) on divestiture(5)	494.1	(580.5)
Transaction costs(6)	22.3	41.6
Acquisition, rebranding and other integration costs(7)	2.3	10.2
Founder/CEO remuneration(8)	10.2	—
Other	(0.9)	(2.3)
Adjusted EBITDA	$1,046.8	$981.2

(1)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(2)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(3)	Excludes share of net income of investments accounted for using the equity method for RNG projects.

(4)	This is a non-cash item and consists of the amortization of the estimated fair value of share-based payments granted to certain members of management under share-based payment plans.

(5)	Consists of gains and losses resulting from the divestiture of certain assets and three non-core U.S. Solid Waste businesses.

(6)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(7)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(8)	Consists of cash payment to the Founder and CEO, which payment had been satisfied through the issuance of restricted share units in the prior year period as reflected in “All Other Compensation” in the 2024 Management Information Circular.

Adjusted Net Income

The following tables provide a reconciliation of our net (loss) income to Adjusted Net Income for the periods indicated:

($ millions)	Three months ended June 30, 2024	Three months ended June 30, 2023
Net (loss) income	$(472.3)	$293.8
Add:
Amortization of intangible assets(1)	110.6	134.0
ARO discount rate depreciation adjustment(2)	4.3	—
Incremental depreciation of property and equipment due to recapitalization	—	3.0
Amortization of deferred financing costs	7.1	3.9
Loss (gain) on foreign exchange(3)	5.4	(56.8)
Share of net (income) loss of investments accounted for using the equity method(5)	(11.2)	61.9
Loss on termination of hedged arrangements(6)	17.2	—
Loss (gain) on divestiture(7)	494.1	(575.0)
Transaction costs(8)	16.2	29.6
Acquisition, rebranding and other integration costs(9)	1.8	5.3
Founder/CEO remuneration(10)	10.2	—
Other	3.6	(2.3)
Tax effect(11)	(78.3)	298.8
Adjusted Net Income	$108.7	$196.2
Adjusted income per share, basic	$0.29	$0.53
Adjusted income per share, diluted	$0.29	$0.49

($ millions)	Six months ended June 30, 2024	Six months ended June 30, 2023
Net (loss) income	$(648.8)	$76.0
Add:
Amortization of intangible assets(1)	219.3	272.8
ARO discount rate depreciation adjustment(2)	4.3	—
Incremental depreciation of property and equipment due to recapitalization	—	7.5
Amortization of deferred financing costs	12.0	9.2
Loss (gain) on foreign exchange(3)	80.3	(51.5)
Mark-to-market loss on Purchase Contracts(4)	—	104.3
Share of net loss of investments accounted for using the equity method(5)	26.0	82.9
Loss on termination of hedged arrangements(6)	17.2	—
Loss (gain) on divestiture(7)	494.1	(580.5)
Transaction costs(8)	22.3	41.6
Acquisition, rebranding and other integration costs(9)	2.3	10.2
Founder/CEO remuneration(10)	10.2	—
TEU amortization expense	—	0.1
Other	(0.9)	(2.3)
Tax effect(11)	(128.7)	254.6
Adjusted Net Income	$109.6	$224.9
Adjusted income per share, basic	$0.29	$0.61
Adjusted income per share, diluted	$0.29	$0.60

(1)	This is a non-cash item and consists of the amortization of intangible assets such as customer lists, municipal contracts, non-compete agreements, trade name and other licenses.

(2)	This is a non-cash item and consists of depreciation expense related to the difference between the ARO calculated using the credit adjusted risk-free discount rate required for measurement of the ARO through purchase accounting compared to the risk-free discount rate required for quarterly valuations.

(3)	Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments and (ii) gains and losses attributable to foreign exchange rate fluctuations.

(4)	This is a non-cash item that consists of the fair value “mark-to-market” adjustment on the Purchase Contracts.

(5)	Excludes share of net income of investments accounted for using the equity method for RNG projects.

(6)	Consists of gains and losses on the termination of hedged arrangements associated with the 4.250% 2025 Secured Notes and the 4.750% 2029 Notes.

(7)	Consists of gains and losses resulting from the divestiture of certain assets and non-core U.S. Solid Waste businesses.

(8)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(9)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(10)	Consists of cash payment to the Founder and CEO, which payment had been satisfied through the issuance of restricted share units in the prior year period as reflected in “All Other Compensation” in the 2024 Management Information Circular.

(11)	Consists of the tax effect of the adjustments to net loss.

Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow

The following tables provide a reconciliation of our cash flows from operating activities to Adjusted Cash Flows from Operating Activities and Adjusted Free Cash Flow for the periods indicated:

($ millions)	Three months ended June 30, 2024	Three months ended June 30, 2023
Cash flows from operating activities	$364.6	$260.7
Add:
Transaction costs(1)	16.2	29.6
Acquisition, rebranding and other integration costs(2)	1.8	5.3
Founder/CEO remuneration(3)	10.2	—
Distribution received from joint ventures	2.0	—
Adjusted Cash Flows from Operating Activities	394.8	295.6
Proceeds on disposal of assets and other	0.3	7.2
Purchase of property and equipment	(298.4)	(280.6)
Adjusted Free Cash Flow (including incremental growth investments)	96.7	22.2
Incremental growth investments(5)	89.0	(13.7)
Adjusted Free Cash Flow	$185.7	$8.5

($ millions)	Six months ended June 30, 2024	Six months ended June 30, 2023
Cash flows from operating activities	$627.8	$453.2
Add:
Transaction costs(1)	22.3	41.6
Acquisition, rebranding and other integration costs(2)	2.3	10.2
Founder/CEO remuneration(3)	10.2	—
Cash interest paid on TEUs(4)	—	0.2
Distribution received from joint ventures	8.3	—
Adjusted Cash Flows from Operating Activities	670.9	505.2
Proceeds on disposal of assets and other	8.0	20.4
Purchase of property and equipment	(594.7)	(553.5)
Adjusted Free Cash Flow (including incremental growth investments)	84.2	(27.9)
Incremental growth investments(5)	150.6	(18.4)
Adjusted Free Cash Flow	$234.8	$(46.3)

(1)	Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future, and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(2)	Consists of costs related to the rebranding of equipment acquired through business acquisitions. We expect to incur similar costs in connection with other acquisitions in the future. This is part of cost of sales.

(3)	Consists of cash payment to the Founder and CEO, which payment had been satisfied through the issuance of restricted share units in the prior year period as reflected in “All Other Compensation” in the 2024 Management Information Circular.

(4)	Consists of interest paid in cash on the Amortizing Notes.

(5)	Consists of incremental sustainability related capital projects, primarily related to recycling and RNG.